OSISKO GOLD ROYALTIES REPORTS STRONG 2016 RESULTS
AND PROVIDES 2017 GUIDANCE

(Montreal, March 15, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to report its results for the fourth quarter and full year 2016 and provide 2017 guidance.

Q4 2016 Highlights

  8,964 gold equivalent ounces (“GEO”)1 earned (10% increase compared to the fourth quarter of 2015);
  Revenues of $13.7 million (compared to $12.8 million in the fourth quarter of 2015);
  Net cash flows from operating activities of $12.8 million (compared to $8.4 million in the fourth quarter of 2015);
  Operating income of $6.8 million (compared to $4.0 million in the fourth quarter of 2015);
  Net earnings attributable to Osisko shareholders of $8.7 million or $0.08 per basic and diluted share (compared to $4.6 million or $0.05 per basic and diluted share in the fourth quarter of 2015); and
  Adjusted earnings of $6.9 million or $0.07 per basic share2 (compared to $6.1 million or $0.06 per basic share in the fourth quarter of 2015).

2016 Highlights

  Record 38,270 GEO1 earned (25% increase compared to 2015);
  Record revenues of $62.7 million (38% increase compared to $45.4 million in 2015);
  Net cash flows from operating activities of $53.4 million (compared to $28.9 million in 2015);
  Net earnings attributable to Osisko shareholders of $42.1 million or $0.40 per basic share (compared to $28.7 million or $0.32 per basic share in 2015);
  Adjusted earnings of $34.2 million or $0.33 per basic share2 (compared to 29.0 million or $0.33 per basic share in 2015);
  Cash and cash equivalents of $499.2 million as at December 31, 2016;
  Realized gain of $15.9 million on sale of equity holdings;
  Generated proceeds of $129.2 million on sale of investments mainly from the sale of its interest in Labrador Iron Ore Royalty Corporation (“LIORC”);
  Completed a bought deal public offering for total gross proceeds of over $173 million;
  Completed a $50.0 million financing in the form of a convertible debenture with Investissement Québec;
  Entered into a 1.5% NSR royalty agreement with Barkerville Gold Mines Ltd. on the Cariboo gold project for a cash consideration of $25.0 million;

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1 Gold equivalent ounces earned includes NSR royalties in gold, silver and other cash royalties. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty interests section for average metal prices used.
2 “Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this press release.

  Entered into a 1% net smelter return (“NSR”) royalty agreement with Arizona Mining Inc. on the Hermosa project for a cash consideration of $10.0 million;
  Entered into a $10.0 million financing agreement with Falco Resources Ltd. for a future stream financing or a 1% NSR royalty on the Horne 5 project;
  Exercised its right and purchased a 1% NSR royalty on the Windfall Lake gold project from Osisko Mining Inc. for a cash consideration of $5.0 million (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%);
  On July 6, 2016, Osisko began trading on the New York Stock Exchange (“NYSE”) under the ticker “OR”;
  Declaration of quarterly dividends of $0.04 per common share for a total of $0.16 per common share; and
  On October 5, 2016, Osisko announced the closing of an exploration earn-in agreement with Osisko Mining Inc.

2017 Highlights

  On February 27, 2017, Osisko announced that it has entered into a US$33.0 million ($43.2 million) silver stream agreement with Taseko Mines Limited (“Taseko”), which was closed on March 3, 2017;
  On March 15, 2017, declaration of a quarterly dividend of $0.04 per common share payable on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017.
  On March 15, 2017, received first deliveries of silver from Gibraltar.

Sean Roosen, Chair and Chief Executive Officer, commenting on the 2016 performance noted: “We continue to make progress on growing our asset base and increasing our operating cash flows. With our strong balance sheet, we are in a good position to increase our royalty and stream portfolio in the near-future. We would also like to express our appreciation to our partners and team for the outstanding year.”

Record Gold Equivalent Ounces Earned in 2016

The Company’s portfolio of royalties delivered a record 38,270 GEOs in 2016. Production ramp up at Éléonore was the major contributor to the record GEOs earned by the Company.

Royalties earned (in GEOs)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015

Gold	8,850	8,029	37,813	30,166
Silver	114	114	457	422
Total GEOs	8,964	8,143	38,270	30,588

Revenues (C$ million)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2016	2015	2016	2015

Gold	$13.3	$12.5	$61.4	$44.7
Silver	0.2	0.2	0.8	0.6
Cash	0.2	0.1	0.5	0.1
Total	$13.7	$12.8	$62.7	$45.4

For the fourth quarter of 2016 and year-end 2016, revenue was earned 99% from gold sales and 100% from Canada.

Overview of Financial Results

Revenues increased in 2016 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine decreased by 3% or 975 ounces (sales decreased by 972 ounces), but the decrease from the Canadian Malartic mine was more than offset by the gold royalties earned from the Éléonore, Island Gold and Vezza net smelter return (“NSR”) royalties. The Company earned and sold 6,568 ounces of gold from the Éléonore mine compared to 402 ounces in 2015. In addition, the Company received and sold 1,373 ounces of gold from its Island Gold mine NSR royalty and received 830 ounces of gold from its Vezza NSR royalty and sold 730 ounces of gold. The average selling price of gold per ounce in Canadian dollars was also higher in 2016 at $1,643 compared to $1,486 in 2015.

In 2016, operating income amounted to $29.1 million compared to $18.2 million in 2015. The increase in net operating income in 2016 is mainly the result of higher revenues generated from the sale of gold and silver, lower business development expenses, a recovery of exploration tax credits of $2.2 million, lower exploration and evaluation expenses and higher cost recoveries from associates, partially offset by the depletion of royalty interests and higher general and administrative expenses (“G&A”). The increase in G&A expenses is mainly due to higher legal costs and costs related to the listing on the NYSE as well as higher share-based compensation expenses and was mostly offset by an increase in cost recoveries from associates The decrease in business development is mainly due to the $2.2 million fees incurred in 2015 for the acquisition of Virginia and the streamlining of operations in 2016.

The increase in net earnings attributable to Osisko’s shareholders in 2016 is mainly the result of an increase of $10.9 million in operating income and net gains on investments of $30.2 million compared to $1.6 million in 2015, partially offset by a loss on foreign exchange of $5.8 million compared to a gain of $11.1 million in 2015, higher finance costs, higher share of loss of associates, higher income tax expense and lower interest and dividend income. Dividend income decreased as a result of the sale of the investment in LIORC in the fourth quarter of 2016.

The increase of $5.2 million in adjusted earnings in 2016 compared to 2015 is mainly due to an increase in operating income of $10.9 million, partially offset by lower interest and dividend revenues of $1.7 million, higher finance costs of $2.8 million and current income taxes of $1.3 million. As at December 31, 2016, there is no income tax payable.

Net cash flows provided by operating activities increased in 2016 as a result of higher revenues and operating income when compared to 2015.

Portfolio Updates

Canadian Malartic Mine

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (“Partnership”) created by Agnico Eagle Mines Limited and Yamana Gold Inc. (the “Partners”). At Canadian Malartic, guidance for 2017 and 2018 has been slightly increased due to a change in the life-of-mine plan. The Partners indicated that the updated plan provides for earlier access to higher grade zones that are located deeper in the Canadian Malartic pit. The Partnership is currently forecasting 600,000 ounces, 650,000 ounces and 640,000 ounces of gold production for 2017, 2018 and 2019 respectively3.

Following the Québec Bureau des Audiences Publiques sur l'Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016. The BAPE report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability. Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses impacts caused by the activities at the Canadian Malartic mine. Implementation of the recommendations in the Good Neighbour Guide began on September 1, 2016. As of November 30, 2016, which was the end of the claim period for citizens of Malartic to request compensation for the period from June 2013 through June 2016, approximately 94% of Malartic citizens had registered for the program. The next step in the permitting process is for the Minister of Sustainable Development, Environment and the Fight against Climate Change to review the report and present his decision to Cabinet for approval. No date for the approval has been set, but the Partners anticipate that this may occur in the first half of 2017. Production activities at Barnat are currently forecast to begin in late 2018, depending on the timing of the start of construction of the road deviation3.

Canadian Malartic (Odyssey Zones)3

In the first quarter of 2017, the Partnership announced an initial inferred mineral resource on the Odyssey zones at the Canadian Malartic mine. The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometre east of the current limit of the Canadian Malartic open pit. Initial inferred mineral resources of 1.43 million ounces (20.7 million tonnes grading 2.15 grams per tonne “g/t” gold) for North and South Odyssey Zones were defined. The Partnership announced near-term production potential (2018-2020) from the Odyssey South underground. Osisko holds a 5% NSR royalty on the Odyssey South zone and a 3% NSR royalty on the Odyssey North zone.

Éléonore Mine

The other Osisko cornerstone asset is a sliding scale 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the James Bay region in Québec and operated by Goldcorp Inc. (“Goldcorp”). Gold production in 2017 is expected to total 315,000 ounces (+/-5%)4. The increase compared to 2016 is due to the continued ramp up of the mine. The production ramp-up to full capacity is expected to continue into 2018 with the anticipated addition of a fifth production horizon. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit.

Gilbraltar Mine

In the first quarter of 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko, a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada. Osisko will pay Taseko a cash consideration of US$33.0 million ($43.2 million) for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 ($3.60) per ounce of silver delivered.

Osisko will receive from Taseko an amount equal to 100% of the Gibco silver production until the delivery of 5.9 million ounces of silver, which is equivalent to Taseko’s 75% share of the silver in the current proven and probable mineral reserves, and 35% of silver production thereafter for the life of

______________________________________
3 Refer to Agnico Eagle’s press release dated February 15, 2017, titled: “Agnico Eagle Reports Fourth Quarter and Full Year 2016 Results”
4 Refer to Goldcorp’s press release dated February 15, 2017, titled: “Goldcorp Reports Fourth Quarter and Full Year 2016 Results”

mine. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large mineral reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable mineral reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream. First silver deliveries occurred on Wednesday, March 15, Osisko received 21,616 ounces of silver, which accounts for the month of January and a portion of February.

Island Gold Mine5

In the first quarter of 2017, Richmont Mines Inc. (“Richmont”) announced that the Island Gold Mine is expected to deliver production growth that exceeds the record production levels achieved by Richmont in 2016 by up to 12%, driven by increased underground mine and mill productivity of 900 tonnes per day at an average head grade of 8.9 g/t gold. Annual production at Island Gold for 2017 is expected to increase to between 87,000 and 93,000 ounces.

Osisko Mining Inc.

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares of Osisko Mining and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%), where Osisko Mining is currently pursuing significant drilling activities. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold Mining Corp. In 2016, the Company invested an additional $6.8 million in Osisko Mining.

Falco Resources Ltd.6

In 2016, Falco Resources Ltd. (“Falco”) published an initial PEA on the Horne 5 Project. Falco is currently working on a feasibility study and an environmental impact assessment for the Horne 5 Project and is planning to complete the studies in 2017. In February 2017, Falco also announced it had initiated a 40,000 metre exploration drill campaign on its large 668 square kilometre land package in the Rouyn-Noranda Camp, which surrounds its 100% owned Horne 5 Project.

In May 2016, Osisko provided a $10.0 million loan to Falco with an 18 month maturity and bearing interest at 7%. Under the terms of the loan, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement (“Stream Agreement”) whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash.

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5 Refer to Richmont’s press release dated February 2, 2017, titled: “Richmont Announces 2017 Guidance with Island Gold Mine Positioned…”
6 Refer to Falco’s press release dated February 20, 2017, titled: “Falco Commences 40,000 Metre Drill Program”

Barkerville Gold Mines Ltd.7

Barkerville Gold Mines Ltd. (“Barkerville”) is currently exploring and delineating Island Mountain with seven drill rigs and has now mobilized an eighth rig to the untested Tailings Zone which occurs in the valley between Cow and Island Mountains. For 2017, Barkerville intends to perform ~130,000 metres of diamond drilling in these areas with eight drill rigs.

The Company holds a 1.5% NSR royalty on the Cariboo Gold Project, which is owned by Barkerville. Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in LIORC. The Company received $113.4 million in proceeds (including $98.2 million in 2016). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). A 17.4% 8 return we realized on our investment in LIORC.

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. Additionally, new properties acquired by Osisko Mining in a designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms. Osisko undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko and other Québec institutional shareholders and on four other exploration properties. As part of the transaction, Osisko Mining hired all of the Osisko Québec based exploration team (former Virginia Mines Inc. employees) and took over the Québec office lease. The transaction in respect of the properties is subject to third parties’ approval, as applicable.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). During the fourth quarter of 2016,

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7 Refer to Barkerville’s press release dated February 10, 2017, titled: “Barkerville intersects 13.03g/t Au over 9.10 metres at Island Mountain …” 8 Total return on investment is a non-IFRS financial performance measure, which has no standard definition under IFRS. Total return calculation is the sum of the capital gains and dividends divided by the cost of the investment and represents the return earned through the life of the investment.

Osisko invested $0.4 million, net of tax credits, in exploration and evaluation activities on the Coulon project for a total of $3.0 million for the year ended December 31, 2016. As at December 31, 2016, the carrying value of the Coulon project was $57.8 million ($54.7 million as at December 31, 2015) and the carrying value of the other properties, including those under the earn-in agreements with Osisko Mining, was $42.2 million ($41.5 million as at December 31, 2015).

On the Coulon project, a diamond drill program was conducted from January through spring 2016. For the year 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres.

2017 Guidance

Osisko’s 2017 outlook on royalties and stream is based on the publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp and for the Island Gold mine published by Richmont.

Henceforth, for 2017, attributable GEOs are estimated between 43,300 and 46,100 and are detailed as follows:

2017

Canadian Malartic	30,500 – 31,500
Éléonore	6,800 – 7,000
Island Gold	1,400 – 1,600
Gibraltar stream	2,600 – 3,000
Others	2,000 – 3,000
Gold equivalent ounces	43,300 – 46,100

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold and US$18 per ounce of silver and an exchange rate (US$/C$) of 1.30.

2016 Year-End Results Conference Call

Osisko will be filing 2016 year-end Financial Statements and Management Discussion and Analysis after market close on Wednesday, March 15, 2017.

Osisko will host a conference call on Thursday, March 16, 2017 at 11:00 EDT to review and discuss its fourth quarter and full-year 2016 results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EDT on March 16, 2017 until 11:59 pm EDT on March 23, 2017 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 49630837.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 15.0% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd, and 16.9% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; the unfavorable outcome of litigation relating to on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Years ended
	December 31,		December 31,
	2016	2015	2016	2015

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings attributable to Osisko’s shareholders	8,679	4,614	42,113	28,749

Adjustments:
Foreign exchange loss (gain)	(5,319)	(4,459)	5,851	(11,100)
Unrealized loss (gain) on investments	(660)	1,527	(30,202)	(3,295)
Share of loss of associates	2,893	1,248	6,623	3,519
Impairment on available-for-sale asset	-	1,035	-	1,035
Impairment of exploration and evaluation assets	668	192	668	192
Loss (gain) on disposal of exploration and evaluation assets	-	-	312	(500)
Write-off of property and equipment	456	-	456	-
Transaction costs - Virginia	-	-	-	2,243
Deferred income tax expense	216	1,957	8,372	8,194

Adjusted earnings	6,933	6,114	34,193	29,037

Weighted average number of common shares outstanding (000’s)	106,612	94,445	104,671	87,856

Adjusted earnings per share	0.07	0.06	0.33	0.33

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2016	2015
	$	$

Assets
Current assets
Cash and cash equivalents	499,249	258,509
Short-term investments	2,100	200
Accounts receivable	8,416	6,244
Other assets	974	508
	510,739	265,461
Non-current assets
Investments in associates	82,902	44,011
Other investments	108,409	105,485
Royalty interests	494,768	449,439
Property and equipment	266	835
Exploration and evaluation	100,038	96,220
Goodwill	111,204	111,204
Deferred income taxes	7,978	8,778
	1,416,304	1,081,433
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7,438	11,469
Dividends payable	4,266	3,783
Provisions and other liabilities	4,153	1,264
	15,857	16,516
Non-current liabilities
Long-term debt	45,780	-
Provisions and other liabilities	12,433	8,912
Deferred income taxes	127,930	118,766
	202,000	144,194
Equity
Share capital	908,890	745,007
Warrants	30,901	18,072
Contributed surplus	11,411	10,164
Equity component of convertible debenture	3,091	-
Accumulated other comprehensive income (loss)	7,838	(41,203)
Retained earnings	250,306	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,212,437	935,840
Non-controlling interests	1,867	1,399
Total equity	1,214,304	937,239
	1,416,304	1,081,433

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

	2016	2015
	$	$

Revenues	62,677	45,415

Expenses
Depletion of royalty interests	(11,291)	(588)
General and administrative	(16,858)	(15,046)
Business development	(8,282)	(10,982)
Exploration and evaluation, net of tax credits	1,240	(2,409)
Other gains (expenses), net	(1,436)	308
Cost recoveries from associates	3,039	1,526
Operating income	29,089	18,224
Interest income	3,260	4,055
Dividend income	4,931	5,855
Finance costs	(3,435)	(609)
Foreign exchange gain (loss)	(5,846)	11,117
Share of loss of associates	(6,623)	(3,519)
Other gains, net	30,202	1,599
Earnings before income taxes	51,578	36,722
Income tax expense	(9,724)	(8,194)
Net earnings	41,854	28,528

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	42,113	28,749
Non-controlling interests	(259)	(221)

Net earnings per share
Basic	0.40	0.33
Diluted	0.40	0.32

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

	2016	2015
	$	$
Operating activities
Net earnings	41,854	28,528
Adjustments for:
Share-based compensation	7,380	5,272
Accretion on note receivable	-	(1,382)
Depletion and amortization	11,509	765
Share of loss of associates	6,623	3,519
Loss (gain) on acquisition of investments	(8,379)	80
Net gain (loss) on dilution of investments in associates	(12,023)	1,627
Net gain on disposal of investments	(3,410)	(4,826)
Change in fair value of financial assets at fair value through profit and loss	(6,390)	483
Deferred income tax expense	8,372	8,194
Foreign exchange loss (gain)	5,851	(11,100)
Other	2,832	1,021
Net cash flows provided by operating activities before changes in non-cash working capital items	54,219	32,181
Changes in non-cash working capital items	(775)	(3,277)
Net cash flows provided by operating activities	53,444	28,904

Investing activities
Cash acquired – acquisition of Virginia	-	34,900
Decrease (increase) in short-term investments	(1,800)	34,498
Acquisition of investments	(82,384)	(171,540)
Proceeds on disposal of investments	129,183	-
Acquisition of royalty interests	(55,250)	(32,200)
Proceeds on sale of royalty interests	3,630	-
Property and equipment	(105)	(300)
Exploration and evaluation, net of tax credits	(8,327)	(6,059)
Net cash flows used in investing activities	(15,053)	(140,701)

Financing activities
Issuance of convertible debenture	50,000	-
Issuance of common shares and warrants	177,934	4,887
Investment from non-controlling interests	4,499	-
Issuance of special warrants	-	200,020
Issue expenses	(8,066)	(10,862)
Financing fees	(850)	(176)
Dividends paid	(15,317)	(9,834)
Net cash flows provided by financing activities	208,200	184,035
Increase in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	246,591	72,238
Effects of exchange rate changes on cash and cash equivalents	(5,851)	11,100

Increase in cash and cash equivalents	240,740	83,338
Cash and cash equivalents – January 1	258,509	175,171
Cash and cash equivalents – December 31	499,249	258,509